EXHIBIT 99.1

Loncor Files Updated NI 43-101 Technical Report on Ngayu Gold Project

Toronto, Canada - July 13, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") announces that it has filed on SEDAR an updated National Instrument 43-101 technical report in respect of the Company’s Ngayu gold project.  This report, which was prepared by Venmyn Rand (Pty) Ltd, has an effective date of May 29, 2012 and is entitled “Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo”.

Loncor is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has exclusive gold rights to an area covering 2,087 sq km covering part of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC.  Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo.  Both areas have historic gold production.  Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938.